UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HCSB FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40413R107

(CUSIP Number)

Castle Creek Capital Partners VI, LP

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer III

c/o Castle Creek Capital

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 40413R107		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners VI, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,968,163 (1)(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 35,968,163 (1)(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,968,163 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (3)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 Castle Creek Capital Partners VI, LP (“Fund VI”) also owns 740,318.37 shares of a series of convertible perpetual preferred stock, par value $0.01 per share, of HCSB Financial Corp. (“Series A Preferred Stock”).  Prior to approval by the Company’s shareholders, as further described in Item 6, such shares of Series A Preferred Stock are convertible into shares of Common Stock in certain circumstances.  Following the adoption of and subject to the terms and conditions set forth in the Articles of Amendment to the Company’s Articles of Incorporation (the “Articles of Amendment”), shares of Series A Preferred Stock are convertible into shares of non-voting common stock, par value $0.01 per share, of HCSB Financial Corp. (the “Non-Voting Common Stock”).

(3)                                 This calculation is based on 363,314,783 shares of common stock, par value $0.01 per share (“Common Stock”), of HCSB Financial Corporation (the “Company”) outstanding, as reported in the stock purchase agreement dated March 2, 2016 by and among the Company and the purchasers identified therein (the “Purchase Agreement”).

CUSIP No. 40413R107		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital VI LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,968,163 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 35,968,163 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,968,163 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 363,314,783 shares of Common Stock of the Company outstanding, as reported in the Purchase Agreement.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 35,968,163 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 35,968,163 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,968,163 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 363,314,783 shares of Common Stock of the Company outstanding, as reported in the Purchase Agreement.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 35,968,163 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 35,968,163 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,968,163 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 363,314,783 shares of Common Stock of the Company outstanding, as reported in the Purchase Agreement.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 35,968,163 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 35,968,163 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,968,163 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 363,314,783 shares of Common Stock of the Company outstanding, as reported in the Purchase Agreement.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 35,968,163 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 35,968,163 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,968,163 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)                                 This calculation is based on 363,314,783 shares of Common Stock of the Company outstanding, as reported in the Purchase Agreement.

CUSIP No. 277196101	SCHEDULE 13D

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (“Common Stock”), of HCSB Financial Corporation (the “Company”).  The address of the principal executive office of the Company is 3640 Ralph Ellis Boulevard, Loris, South Carolina, 29569.

Item 2.                                                         Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: Castle Creek Capital Partners VI, LP, a Delaware limited partnership (“Fund VI”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital VI LLC, a Delaware limited liability company (“CCC VI”), whose principal business is to serve as the sole general partner of, and manage, Fund VI; John M. Eggemeyer III, J. Mikesell Thomas, Mark G. Merlo and John T. Pietrzak, each a managing principal of Castle Creek Capital (“Castle Creek”), a merchant banking firm specializing in the financial services industry, and a managing principal of CCC VI.  Mr. Eggemeyer and Mr. Merlo are residents of California, Mr. Thomas is a resident of Illinois and Mr. Pietrzak is a resident of Texas.  The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, on March 2, 2016, the Company and Fund VI entered into a Stock Purchase Agreement (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, Fund VI purchased 35,968,163 shares of Common Stock of the Company and 740,318.37 shares of a series of convertible perpetual preferred stock, par value $0.01 per share, of the Company (“Series A Preferred Stock” and together with the Common Stock, the “Purchased Shares”) on April 11, 2016.  The Purchased Shares were acquired by Fund VI with funds obtained from Fund VI’s general and limited partners, including the other Reporting Persons, and the aggregate purchase price for the Purchased Shares was $11,000,000.

Item 4.                                                         Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

Fund VI acquired the Common Stock in the ordinary course of business because of its belief that the Common Stock represented an attractive investment in accordance with its investment strategy.

Subject to the limitations imposed by the Purchase Agreement and the applicable federal and state securities laws, the Reporting Persons may dispose of the Common Stock from time to time, subject to market conditions and other investment considerations, and may cause the Common Stock to be distributed in kind to investors.  To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under the Purchase Agreement, the VCOC Letter Agreement (as defined below) and the passivity commitments that Fund VI has provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”), described below,

CUSIP No. 277196101	SCHEDULE 13D

and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board of Directors, management, strategy and future plans of the Company.

Pursuant to the terms of the side letter entered into between Fund VI and the Company in connection with the Purchase Agreement (the “Side Letter”) and subject to applicable law, rules or regulations, the Company will promptly cause a representative of Fund VI reasonably acceptable to the Company (provided that all managing principals and principals of Fund VI are deemed reasonably acceptable to the Company) to be elected or appointed to the Board of Directors (the “Board Representative”) subject to satisfaction of all legal and regulatory requirements, for so long as Fund VI and its affiliates beneficially own 50% or more of the purchased shares (“Qualifying Ownership Interest”) or, in the aggregate, 5.0% of the Common Stock then outstanding (“Minimum Ownership Interest”).  The Company shall also recommend to its shareholders the election of the Board Representative for so long as Fund VI meets the Minimum Ownership Interest.  If Fund VI fails to maintain the Minimum Ownership Interest, at the written request of the Board of Directors, Fund VI must use its reasonable best efforts to obtain a resignation from the Board Representative.

The Side Letter also provides that for so long as Fund VI has a Minimum Ownership Interest and does not have a Board Representative currently serving on the Board of Directors, the Company shall invite a person designated by Fund VI and reasonably acceptable to the Company (provided that all managing principals and principals of Fund VI shall be deemed reasonably acceptable to the Company) (the “Observer”) to attend meetings of the Board of Directors of the Company and the Board of Directors of Horry County State Bank.  The Board Observer shall attend in a nonvoting, nonparticipating capacity.  The Company may exclude the Board Observer from any meeting on the written advice of counsel in certain circumstances.

The foregoing reference to and description of the Purchase Agreement and the Side Letter and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement and the Side Letter, which are attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                                                         Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (7)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VI, LP (1)	35,968,163	9.9%	35,968,163	0	35,968,163	0
Castle Creek Capital VI LLC (2)	35,968,163	9.9%	35,968,163	0	35,968,163	0
John M. Eggemeyer III (3)	35,968,163	9.9%	0	35,968,163	0	35,968,163
J. Mikesell Thomas (4)	35,968,163	9.9%	0	35,968,163	0	35,968,163
Mark G. Merlo (5)	35,968,163	9.9%	0	35,968,163	0	35,968,163
John T. Pietrzak (6)	35,968,163	9.9%	0	35,968,163	0	35,968,163

(1)         Fund VI also owns 740,318.37 shares of Series A Preferred Stock, which is convertible into shares of Common Stock in certain circumstances described in Item 6. Since Fund VI does not presently have the right to acquire such Common Stock and has no voting or investment power over such Common Stock, those underlying shares are not included in the amount reported herein.

(2)         CCC VI disclaims beneficial ownership of the Common Stock owned by Fund VI, except to the extent of its pecuniary interest therein.

(3)         Mr. Eggemeyer shares voting and dispositive power over the 35,968,163 shares beneficially owned by Fund VI with Mr. Merlo, Mr. Pietrzak, and Mr. Thomas due to the fact that each is a managing principal of CCC VI, the sole general partner of Fund VI. Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC VI and Fund VI, respectively, except to the extent of his pecuniary interest therein.

CUSIP No. 277196101	SCHEDULE 13D

(4)         Mr. Thomas shares voting and dispositive power over the 35,968,163 shares beneficially owned by Fund VI with Mr. Merlo, Mr. Pietrzak, and Mr. Eggemeyer due to the fact that each is a managing principal of CCC VI, the sole general partner of Fund VI. Mr. Thomas disclaims beneficial ownership of the Common Stock beneficially owned by CCC VI and Fund VI, respectively, except to the extent of his pecuniary interest therein.

(5)         Mr. Merlo shares voting and dispositive power over the 35,968,163 shares beneficially owned by Fund VI with Mr. Eggemeyer, Mr. Pietrzak, and Mr. Thomas due to the fact that each is a managing principal of CCC VI, the sole general partner of Fund VI. Mr. Merlo disclaims beneficial ownership of the Common Stock beneficially owned by CCC VI and Fund VI, respectively, except to the extent of his pecuniary interest therein.

(6)         Mr. Pietrzak shares voting and dispositive power over the 35,968,163 shares beneficially owned by Fund VI with Mr. Merlo, Mr. Eggemeyer, and Mr. Thomas due to the fact that each is a managing principal of CCC VI, the sole general partner of Fund VI. Mr. Pietrzak disclaims beneficial ownership of the Common Stock beneficially owned by CCC VI and Fund VI, respectively, except to the extent of his pecuniary interest therein.

(7)   This calculation is based on 363,314,783 shares of Common Stock of the Company outstanding, as reported in the Company’s Purchase Agreement.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On March 2, 2016, the Company, Fund VI and certain other institutional and accredited investors entered into the Purchase Agreement.  Pursuant to the Purchase Agreement, Fund VI purchased 35,968,163 shares of Common Stock and 740,318.37 shares of Series A Preferred Stock on April 11, 2016.  The Series A Preferred Stock ranks pari passu with the Common Stock with respect to payment of dividends or distributions and with respect to liquidation, winding up or dissolution of the company.  The Series A Preferred Stock is also subject to certain customary adjustments, has no voting rights (except as required by law) and is not redeemable (though the Company may repurchase shares on a voluntary basis with shareholders).

Each share of the Series A Preferred Stock will automatically convert into 100 shares of Non-Voting Common Stock on the mandatory conversion date, defined as the date the Company’s shareholders approve the authorization of the Non-Voting Common Stock in an amount sufficient to permit the full conversion of Series A Preferred Stock into Non-Voting Common Stock (the “Mandatory Conversion Date”).  Until such shares have been converted on the Mandatory Conversion Date, subject to certain exceptions, Fund VI shall be permitted to convert the shares of Series A Preferred Stock into 100 shares of Common Stock, so long as upon conversion Fund VI does not own more than 9.9% of the Common Stock.  Additionally, prior to conversion upon the Mandatory Conversion Date, the shares of Series A Preferred Stock automatically convert into 100 shares of Common Stock upon a transfer of the shares to a non-affiliate of Fund VI in a permissible transfer, as defined in the Articles of Amendment to the Company’s Articles of Incorporation (the “Articles of Amendment”).  For further information, please refer to the Articles of Amendment, the form of which is attached as Exhibit L to the Purchase Agreement.

The following is a description of certain terms of the Purchase Agreement:

Representations and Warranties.  Customary representations and warranties were made by the Company to Fund VI relating to the Company, its business and the issuance of the Common Stock, and by Fund VI to the Company.  The Company agreed to indemnify Fund VI for breaches of its representations and warranties and actions by a shareholder of the company filed against Fund VI with respect to the transactions contemplated in the Purchase Agreement, subject to certain limitations as set forth in the Purchase Agreement.

Board Representation.  The Side Letter provides that the Company will cause the Board Representative (as defined above) to be elected or appointed to the Board of Directors subject to satisfaction of all legal and regulatory requirements, for so long as Fund VI owns a Qualifying Ownership Interest or a Minimum Ownership Interest.  The Company also agreed to recommend to its shareholders the election of the Board Representative for so long as Fund VI meets the Minimum Ownership Interest.  The Purchase Agreement also provides that for so long as Fund VI has a Minimum Ownership Interest and does not have a Board Representative currently serving on the Board of Directors, the Company shall invite the Observer to attend meetings of the Board of Directors of the Company and the Board of Directors of Horry County State Bank.  The Board Observer may attend only in a nonvoting, nonparticipating capacity.  The Company may exclude the Board Observer from any meeting on the written advice of counsel in certain circumstances.  It is further provided in the Purchase Agreement that all managing principals and principals of Fund VI will be deemed to be reasonably acceptable to the Company.

Avoidance of Control.  Fund VI agreed that neither it nor its affiliates shall have the ability to purchase or exercise any voting rights of any class of securities in excess of 9.9% of the total outstanding voting securities of the Company.  In the event Fund VI

CUSIP No. 277196101	SCHEDULE 13D

breaches this obligation, or believes that it is reasonably likely to breach it, Fund VI agreed to notify the other parties to the Purchase agreement and to cooperate in good faith with such parties to modify ownership or take any other action necessary to cure or avoid such breach.   Neither the Company nor any of its subsidiaries is permitted under the Purchase Agreement to take any action (including any redemption, repurchase, rescission or recapitalization of Common Stock or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock in each case, where Fund VI is not given the right to participate in such redemption, repurchase rescission or recapitalization to the extent of Fund VI’s pro rata portion), that would reasonably be expected to pose a substantial risk that (i) the equity in the Company owned by Fund VI and its affiliates (as such term is used under the Bank Holding Company Act (the “BHCA”)) would exceed 33.3% of the Company’s total equity or (ii) Fund VI’s and its affiliates’ ownership of any class of voting securities of the Company would exceed 9.9% of such class, in each case without the prior written consent of Fund VI.  Finally, the Company may not take any action that would cause Fund VI’s ownership to increase to an amount that would constitute “control” under the BHCA, the Change in Bank Control Act, any applicable provisions of South Carolina law or any rules or regulations promulgated thereunder, or otherwise cause Fund VI to control the company for purposes of any of the foregoing laws and regulations.

Most Favored Nation.  With the exception of the Castle Creek Side Letter and side letters between the company and other purchasers providing for reimbursement of legal fees and board representation and board observer rights, the Company is not permitted to enter into any additional agreements, or modify existing agreements, with any purchaser in a manner more favorable in any material respect to that purchaser than the rights and benefits established in favor of the purchasers (including Fund VI) under the Purchase Agreement.

Gross-up Rights.  As long as Fund VI and its affiliates own 4.9% or more of the outstanding shares of Common Stock (as calculated pursuant to the directions in the Purchase Agreement), upon any public or nonpublic offerings or sale of any equity security by the Company (or securities convertible into equity or possessing an equity component), subject to the exceptions specified in the Purchase Agreement, Fund VI has a preemptive right to purchase the new securities up to Fund VI’s pro rata ownership percentage of the Common Stock prior to the offering or sale.  Fund VI’s gross-up right does not apply in certain circumstances, including (i) Common Stock or other shares issued upon conversion of securities issued prior to the date of the Purchase Agreement; (ii) securities issued as compensation to employees; (iii) capital stock issued as consideration for a merger (or similar event); or (iv) following the transactions contemplated by the Purchase Agreement, up to $3,000,000 of shares issued to existing shareholders at the same price as the shares issued in the Purchase Agreement.   Furthermore, Fund VI shall not have the right to purchase new securities to the extent it would cause Fund VI to own more than 9.9% of the voting securities or more than 33.3% of the total equity outstanding of the Company.

Transfer Restrictions.  Fund VI is not permitted under the Purchase Agreement to sell or otherwise dispose of the Purchased Shares expect pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act of 1933 (the “Act”) or pursuant to an available exemption from the Act.  In connection with any transfer of shares other than (i) pursuant to an effective registration statement, (ii) to the Company, or (iii) pursuant to Rule 144 to the Act, the Company may require Fund VI to provide the Company and the transfer agent an opinion of counsel reasonably acceptable to the Company and the transfer agent to the effect that such transfer does not require registration of such transferred securities under the Act.

Registration Rights.  Pursuant to the Registration Rights Agreement, dated as of April 11, 2016, by and among the Company, Fund VI and certain other purchasers (the “Registration Rights Agreement”), the Company granted Fund VI customary registration rights with respect to the Common Stock acquired by Fund VI in connection with the Purchase Agreement.  Pursuant to such registration rights, the Company has agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Purchased Shares no more than one year from the closing date of the acquisition of the Purchased Shares, subject to certain exceptions including with respect to Common Stock that cannot be sold under a registration statement as a result of the transfer restrictions in the Purchase Agreement described above.  The Company is required to use its commercially reasonable efforts to cause each registration statement to be declared effective and to remain effective until all securities are sold or the Rule 144 restrictions have lapsed, whichever is earlier.  The Company also agreed to amend or file new registration statements if it determines that the initial statement does not cover all registerable securities.  The Registration Rights Agreement also provides Fund VI with customary piggyback registration rights.  The Registration Rights Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

If the registration statement is not filed prior to the filing deadline, is not declared effective for any reason, or after its effective date ceases to be effective or cannot be used by Fund VI , Fund VI is entitled to liquidated damages equal to 2.0% of the aggregate purchase price paid by Fund VI under the Purchase Agreement.  These liquidated damages are subject to certain exceptions as further described in the Registration Rights Agreement.

ERISA Matters.  Fund VI and, at Fund VI’s request, each affiliate of Fund VI that directly or indirectly has an interest in Fund VI, the Company or the Bank, in each case, that is intended to qualify as a “venture capital operating company” as defined in the regulations (the “Plan Asset Regulations”) issued by the United States Department of Labor at Section 2510.3-101(d)(3)(i) of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, as the same may be amended from time to time (a “VCOC” and each such person a “VCOC Investor”), was provided customary VCOC rights in the Purchase Agreement, including the right to receive regular financial

CUSIP No. 277196101	SCHEDULE 13D

reports (including, but not limited to, audited annual and quarterly financial reports) and information regarding significant corporate actions, the right to inspect the books and records of the Company and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle the VCOC Investor to consult with management of the Company on matters relating to the business and affairs of the Company more than once per quarter.  The Company also agreed to consider, in good faith, the recommendations of the VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company and each of the Company’s subsidiaries, as the case may be. Fund VI and the Company entered into a letter agreement in furtherance of the foregoing on March 2, 2016 (the “VCOC Letter Agreement”), which is attached hereto as Exhibit 5 and incorporated herein by reference.

Passivity Commitments.  In connection with the Purchase Agreement, Fund VI made certain customary passivity commitments to the Federal Reserve in a commitment letter to ensure that Fund VI and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

The foregoing reference to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of April 12, 2016, by and among Castle Creek Capital Partners VI, LP, Castle Creek Capital VI LLC, John M. Eggemeyer III, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak.

Exhibit 2

Stock Purchase Agreement, dated as of March 2, 2016, by and among HCSB Financial Corporation, Castle Creek Partners VI, LP and certain other institutional and accredited investors (incorporated by reference to Exhibit 10.1 to HCSB Financial Corporation’s Current Report on Form 8-K/Amendment No. 1 filed on March 9, 2016).

Exhibit 3	Side Letter Agreement, dated as of April 11, 2016, by and between HCSB Financial Corporation and Castle Creek Capital Partners VI, L.P.
Exhibit 4	Registration Rights Agreement, dated as of April 11, 2016, by and among HCSB Financial Corporation, Castle Creek Partners VI, L.P. and certain other institutional and accredited investors.
Exhibit 5	VCOC Letter Agreement, dated as of April 11, 2016, by and between HCSB Financial Corporation and Castle Creek Capital Partners VI, L.P.

CUSIP No. 277196101	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2016

CASTLE CREEK CAPITAL PARTNERS VI, LP

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	Managing Principal

CASTLE CREEK CAPITAL VI, LLC

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	Managing Principal

JOHN M. EGGEMEYER III

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III

J. MIKESELL THOMAS

By:	/s/ Mike Thomas
Name:	Mike Thomas

MARK G. MERLO

By:	/s/ Mark Merlo
Name:	Mark Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO SCHEDULE 13D (HCSB FINANCIAL CORPORATION)

EXHIBIT INDEX

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of April 12, 2016, by and among Castle Creek Capital Partners VI, LP, Castle Creek Capital VI LLC, John M. Eggemeyer III, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak.

Exhibit 2

Stock Purchase Agreement, dated as of March 2, 2016, by and among HCSB Financial Corporation, Castle Creek Partners VI, LP and certain other institutional and accredited investors (incorporated by reference to Exhibit 10.1 to HCSB Financial Corporation’s Current Report on Form 8-K/Amendment No. 1 filed on March 9, 2016).

Exhibit 3	Side Letter Agreement, dated as of April 11, 2016, by and between HCSB Financial Corporation and Castle Creek Capital Partners VI, L.P.
Exhibit 4	Registration Rights Agreement, dated as of April 11, 2016, by and among HCSB Financial Corporation, Castle Creek Partners VI, L.P. and certain other institutional and accredited investors.
Exhibit 5	VCOC Letter Agreement, dated as of April 11, 2016, by and between HCSB Financial Corporation and Castle Creek Capital Partners VI, L.P.